EXHIBIT 99.12
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

22 February 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Performance Share Plan 2013 ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2016 is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 18 February 2021. The remaining third of the PSA granted in 2016 will vest on 31 May 2021 once the relative EBIT margin performance has been established.

On 18 February 2021, the following PDMRs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	17,270	11,514	0	13,840	5,744	GBP 62.61083	8,096	18/02/2021
Rio Tinto plc shares	Barrios, Alfredo	73,140	48,761	0	58,613	31,192	GBP 62.61083	27,421	18/02/2021
Rio Tinto plc shares	Cunningham, Peter	13,320	8,881	0	10,675	5,009	GBP 62.61083	5,666	18/02/2021
Rio Tinto Limited shares	Soirat, Arnaud	20,230	13,487	0	15,960	7,527	AUD 127.40	8,433	18/02/2021
Rio Tinto plc shares	Toth, Peter	14,808	9,873	0	11,867	5,569	GBP 62.61083	6,298	18/02/2021
Rio Tinto Limited shares	Trott, Simon	9,412	6,275	0	7,425	0	N/A	7,425	18/02/2021
Rio Tinto Limited shares	Vella, Ivan	3,072	2,049	0	2,424	0	N/A	2,424	18/02/2021

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.
Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan

The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 18 February 2021, the following PDMRs received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Cunningham, Peter	3,614	4,138	1,944	GBP 62.61083	2,194	18/02/2021
Rio Tinto plc shares	Toth, Peter	3,991	4,570	2,147	GBP 62.61083	2,423	18/02/2021
Rio Tinto Limited shares	Vella, Ivan	3,344	3,794	0	N/A	3,794	18/02/2021
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404